Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

September 12, 2005

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On September 12, 2005, China Life Insurance Company Limited published its interim report as required by The Stock Exchange of Hong Kong Limited for the six months ended June 30, 2005, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Hong Kong interim report for the six months ended June 30, 2005

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Miao Fuchun
(Signature)
September 12, 2005	Name:	Miao Fuchun
	Title:	Director and Vice President

EXHIBIT 99.1

Commission File Number 001-31914

CORPORATE INFORMATION

COMPANY NAME

China Life Insurance Company Limited

DIRECTORS

Executive Directors

Yang Chao

Miao Fuchun

Non-executive Directors

Wu Yan

Shi Guoqing

Independent non-executive Directors

Long Yongtu

Chau Tak Hay

Sun Shuyi

Cai Rang

SUPERVISORS

Liu Yingqi

Wu Weimin

Jia Yuzeng

Ren Hongbin

Tian Hui

COMPANY SECRETARIES

Zheng Yong

Heng Kwoo Seng

AUTHORIZED REPRESENTATIVES

Miao Fuchun

Zheng Yong

REGISTERED OFFICE

China Life Tower

16 Chaowai Avenue, Chaoyang District

Beijing 100020, China

Tel: 86 (10) 8565 9999

Fax: 86 (10) 8525 2232

Website: www.e-chinalife.com

PLACE OF BUSINESS IN HONG KONG

18th Floor, C.L.I. Building

313 Hennessy Road, Wanchai

Hong Kong

Tel: (852) 2881 1226/2545 8111

Fax: (852) 2577 2293/2544 4395

AUDITORS

PricewaterhouseCoopers

LEGAL ADVISERS

King & Wood

Allen & Overy

Debevoise & Plimpton LLP

H SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited

Room 1712-1716, 17th Floor

Hopewell Centre

183 QueenÕs Road East

Hong Kong

DEPOSITARY

JPMorgan Chase Bank

4 New York Plaza, New York

New York 10004

Commission File Number 001-31914

Financial Summary	2

Business Review and Future Prospects	3

Management Discussion and Analysis	8

Auditors’ Independent Review Report	11

Condensed Consolidated Balance Sheet	12

Condensed Consolidated Income Statement	14

Condensed Consolidated Statement of Changes in Equity	15

Condensed Consolidated Cash Flow Statement	16

Notes to the Condensed Consolidated Financial Information	17

Supplementary Information for ADS Holders	44

Other Information	45

Commission File Number 001-31914

Unless otherwise stated, all the financial data of the Company set out in this interim report is prepared in accordance with Hong Kong Financial Reporting Standards.

	Unaudited
	Six months ended 30 June
	2005	2004
	RMB million
	(except earnings per share)
Total revenues	49,418	38,945
Net profit [note]	5,208	2,812
Basic and diluted earnings per share (RMB)	0.19	0.11

Note: Net profit refers to Net profit attributable to shareholders of the Company.

	Unaudited	Audited
	As at 30 June 2005	As at 31 December 2004
	RMB million
Total assets	501,783	433,671
Investment assets [note]	437,842	374,890
Shareholders’ equity	74,683	66,530

Note: Investment assets include debt securities, equity securities, term deposits, statutory deposits-restricted, policy loans, securities purchased under agreements to resell and cash and cash equivalents.

Total Revenues (RMB million)	Net Profit (RMB million)

Commission File Number 001-31914

For the first half of 2005, the national economy maintained a rapid growth, leading to an increase in the residents’ income levels and in consumption demand. All these factors created a relatively favorable environment for the development of the life insurance industry in Mainland China.

For the first half of 2005, China Life Insurance Company Limited (the “Company”) continued to implement its four principles of restructuring business mix, improving its operational efficiency, maintaining steady and profitable growth and effecting full legal compliance. As a result, the Company achieved stable growth in business and maintained its leading market position. By continuing to implement its business mix restructuring strategy the Company’s financial position strengthened, and distribution channels remained stable. Meanwhile, the Company further enhanced its corporate governance, internal control and risk management.

OPERATION OVERVIEW

Steady growth in written premiums and policy fees

For the six months ended 30 June 2005, the Company’s gross written premiums and policy fees amounted to RMB42,607 million, representing an increase of 22.9% from RMB34,668 million in the corresponding period in 2004. Gross written premiums and policy fees from individual life insurance amounted to a total of RMB36,613 million, representing a 27.3% increase from RMB28,762 million in the corresponding period in 2004. Gross written premiums and policy fees from group life insurance amounted to a total of RMB637 million, representing a 97.2% increase from RMB323 million in the corresponding period in 2004. Accident and health insurance business premiums were RMB5,357 million.

Maintaining the leading market position

For the first half of 2005, despite the increase in the number of market participants, intensifying market competition and the Company’s continued focus on business mix restructuring, the Company maintained its leading position in the life insurance industry in Mainland China. Whilst maintaining its leading market position, the Company also focused on the restructuring of its business mix and enhancement of operational efficiency.

Further restructuring of business mix

For the first half of 2005, the Company’s gross written premiums amounted to RMB38,994 million, representing an increase of 24.2% from the RMB31,390 million in the corresponding period in 2004. The gross written premiums accounted for 91.5% of the total gross written premiums and policy fees for the first half of 2005, representing a one percentage point increase from the 90.5% in the corresponding period in 2004. First-year gross written premiums amounted to RMB11,061 million, representing a decrease of 12% from the RMB12,565 million recorded in the corresponding period in 2004. The total amount of first-year regular gross written premiums was RMB10,345 million, representing a decrease of 3.9% from the RMB10,765 million in the corresponding period in 2004. The first-year regular gross written premiums accounted for 93.5% of the total amount of first-year gross written premiums in the first half of 2005, while it accounted for 85.7% in the corresponding period in 2004. Despite the decrease in first-year gross written premiums and first-year regular gross written premiums compared with the figures in the corresponding period in 2004, the significant increase in the proportion of regular premiums had a positive impact on the improvement in profitability during the reporting period. The Company will continue to implement its business mix restructuring strategy.

Commission File Number 001-31914

Sound financial status and solvency position

For the first half of 2005, the Company had total revenues of RMB49,418 million, of which net investment income was RMB7,794 million. For the said period, the payments made by the Company on benefits, claims and expenses totaled RMB42,783 million, of which RMB32,966 million was for insurance benefits and claims (including life insurance death and other benefits, accident and health claims and claim adjustment expenses, increase in long-term traditional insurance contracts liabilities and interest credited to long-term investment type insurance contracts), representing an increase of 24.7% from the corresponding period in 2004. The Company’s operating expenses (including amortization of deferred policy acquisition costs, underwriting and policy acquisition costs and administrative expenses), amounted to RMB7,876 million representing an increase of 11.4% from the corresponding period in 2004. Net profit attributable to shareholders of the Company for the six months ended 30 June 2005 was RMB5,208 million, representing an increase of RMB2,396 million or 85.2% from the corresponding period in 2004. As at 30 June 2005, the Company had total assets of RMB501,783 million, representing an increase of RMB68,112 million or 15.7% from the beginning of 2005.

The Company’s strong capital base contributes to its sound solvency position. As at 30 June 2005, the Company’s actual solvency level was 289% of the minimum regulatory requirement, which should support sustainable development of the Company in the near future.

Stable distribution channels

As at 30 June 2005, the Company had approximately 663,000 exclusive agents, a slight decrease from 668,000 exclusive agents as at 30 June 2004. Its direct sales team comprised of approximately 12,000 full-time direct sales representatives, maintaining the same number as at 30 June 2004, and it has over 88,200 intermediaries and distribution networks (including non-dedicated agencies such as commercial banks, post offices and savings cooperatives), showing a decrease of 3.1% from the number as at 30 June 2004. Although the respective numbers of exclusive agents and intermediaries slightly decreased due to rigorous market competition and the increase of competitors, the distribution channels maintained basic stability.

The exclusive agent team is the core of the Company’s distribution channels. The Company’s “Jin Ding Project”, aiming to improve the exclusive agents’ sales skills and their management, has achieved satisfactory results in improvement of exclusive agent team management, enhancement of sales results and restructuring of business mix. The Company also provides various training programmes to agents in order to improve their productivity and performance.

Commission File Number 001-31914

The following table sets forth selected unaudited financial data of the Company for the six months ended 30 June 2005 and for the six months ended 30 June 2004:

	For the six months ended 30 June
	RMB million
	2005	2004
Individual life insurance
Gross written premiums	33,417	25,684
First-year gross written premiums	10,849	12,237
Single gross written premiums	519	1,657
First-year regular gross written premiums	10,330	10,580
Renewal gross written premiums	22,568	13,447
Deposits	35,926	46,635
First-year deposits	28,477	39,857
Single deposits	26,998	38,588
First-year regular deposits	1,479	1,269
Renewal deposits	7,449	6,778

Group life insurance
Gross written premiums	220	131
First-year gross written premiums	212	122
Single gross written premiums	197	120
First-year regular gross written premiums	15	2
Renewal gross written premiums	8	9
Deposits	16,035	14,012
First-year deposits	16,030	14,007
Single deposits	16,020	13,998
First-year regular deposits	10	9
Renewal deposits	5	5

Accident and health insurance
Gross written premiums	5,357	5,575
Deposits	—	242

Total gross written premiums	38,994	31,390
Total deposits	51,961	60,889

Improving operational management and strengthening risk control

1. Product Development and Business Management

In the first half of 2005, in order to cope with the increase of base interest rates and market competition, the Company developed and launched three kinds of participating endowment products. In addition, experimental sales have commenced for three joint-life products and universal life insurance products.

In the first half of 2005, the business management of the Company was further improved. The Company compiled and amended its rules concerning business management. The Company continued to enhance its IT systems for business management. Its Group Annuity System had been rolled out nationwide. The nationwide launching of the latest CBPS8 version system for individual life insurance business will soon be completed. The Universal Business System will be launched nationwide in the near future.

Commission File Number 001-31914

In March 2005, the Company’s “95519” Call Centre was once again granted the award of “Best Call Centre in China 2005” by Customer Relations Management Committee of the Alliance for Promotion of Digitalization under the Ministry of Information Industry. The Company was the only life insurer in Mainland China that won this award.

2. Investment Management

In the first half of 2005, responding to market changes, the Company sought to optimize returns from its investment portfolio mainly by increasing its weight of bond investments, which led to a higher investment return.

As at 30 June 2005, the investment portfolio of the Company was as follows (unaudited):

RMB million
Debt securities	205,650
Held-to-maturity securities	133,330
Available-for-sale securities	71,811
Financial assets at fair value through income	509
Equity securities	20,779
Available-for-sale securities	15,427
Financial assets at fair value through income	5,352
Term deposits	167,121
Statutory deposits-restricted	4,000
Policy loans	627
Cash and cash equivalents	39,665

3. Risk Management and Internal Control

The Company has placed great emphasis on risk control and risk management regarding product pricing, asset-liability matching, cash flow and asset management. As at 30 June 2005, the Company’s average guaranteed rate of all products was 2.21%. In the first half of 2005, the Company fulfilled various requirements of its “Investment Risk Management Policy”, which helped the Company further standardize its investment risk management. In addition, the Company also tightened business risk management and formulated “Business Risk Control Guidelines” and “Business Risk Inspection Handbook”.

In the first half of 2005, the Company, through increasing its investment in long duration bonds and making adjustments to the short duration bonds, lengthened its average asset duration, optimized its asset portfolio and achieved better medium-term and short-term cash flow matching. These measures improved the Company’s overall asset-liability matching and effectively reduced interest rate risk and cash flow risk.

Since the listing of the Company, strengthening internal control has been always a focus of management. In the first half of 2005, the Company further increased the number of auditing staff in all branches. The Company continued to add adequate resources to raise the overall standard of internal control and worked towards the compliance with the Sarbanes-Oxley Act measures regarding internal control and financial reporting, including Section 404 which will become applicable to the Company, as well as the guidelines and requirements concerning internal control contained in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and other rules governing listed companies. The Company believes that improvement of its internal control system will enhance its operational management and promote its continued developments.

Commission File Number 001-31914

4. Financial Management

In the first half of 2005, the Company continued to implement overall budget management, develop profitable business and optimize its business mix. The Company endeavored to achieve a proper balance of business development, business mix restructuring and profit growth. Further, the Company strengthened expense controls by enhancing management of operating expenses. The Company has effectively reduced the risk and cost of bulk buying by continuing to pursue centralized procurement. These contributed to a reduction of the consolidated cost control ratio in the first half of 2005 compared with the corresponding period in 2004.

Corporate Governance

On 16 June 2005, the 2004 Directors’ Report and Supervisors’ Report was considered and approved and special resolutions relating to the amendments of the Articles of Association of the Company and the granting of a general mandate for the Board to issue and allot new shares were passed at the 2004 annual general meeting. On 29 July 2005, the resolution relating to the appointment of Mr. Yang Chao as the Company’s director was considered and approved in the extraordinary general meeting of the Company.

On 29 July 2005, at the seventeenth meeting of the first session of the Board, the Board approved Mr. Wang Xianzhang’s request for resignation from his position as Director and Chairman, and Mr. Fan Yingjun’s request for resignation from his position as the independent non-executive director. At the same session, Mr. Yang Chao was appointed Chairman. At the same meeting, the Board also approved the complaint handling process under the framework of the Audit Committee, which came into effect on the same day.

Future Prospects

While growth momentum remains strong in Mainland China’s life insurance industry, expected capital market volatility, foreign exchange mechanism reform and intensifying competition may add uncertainty to business operation and operating results in the second half of 2005. Business development, new fund investment and existing fund reinvestment may be more challenging, and the Company may meet more pressure on maintaining the consolidated cost control level of the first half of 2005. Bearing these factors in mind, the Company expects, however, to continue to strengthen its leading position in the life insurance market in Mainland China by continuing to restructure its business mix, consolidate its distribution channels, increase investment returns, and strengthen risk and cost control in the second half of 2005.

With concerted efforts of all members of the Board and all China Life staff and agents, we will do our utmost to realise our commitments to shareholders.

Yang Chao

Chairman of the Board of Directors

Beijing, China

29 August 2005

Commission File Number 001-31914

SUMMARY

For the first half of 2005, the Company’s total revenues accounted for RMB49,418 million (RMB38,945 million for the corresponding period in 2004), representing an increase of 26.9% from the corresponding period in 2004. Net profit attributable to shareholders of the Company for this financial period amounted to RMB5,208 million (RMB2,812 million for the corresponding period in 2004), representing an increase of 85.2% from the corresponding period in 2004. The growth in total revenues of the Company was primarily attributable to the increase of gross written premiums and the significant rise in investment income.

The Company has adopted the new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“new HKFRS”) which have become effective for accounting periods commencing on or after 1 January 2005. Other than reclassification in certain investments and insurance accounts, the adoption of the new HKFRS had no material impact on the shareholders’ equity and net profit.

For the first half of 2005, the Company’s basic and diluted earnings per share was RMB0.19, growing at the same rate as the increase in net profit attributable to shareholders of the Company.

As at 30 June 2005, the number of employees of the Company was 74,646.

In accordance with paragraph 40 (2) of Appendix 16 of the Listing Rules, except as disclosed in this report, the Company confirms that there are no significant changes in the existing company information set out in paragraph 32 of Appendix 16 as compared with the information disclosed in the Company’s 2004 annual report.

COMPARISON BETWEEN THE SIX MONTHS ENDED 30 JUNE 2005 AND THE SIX MONTHS ENDED 30 JUNE 2004

Consolidated Revenues

Net premiums earned and policy fees of the Company for the six months ended 30 June 2005 totaled RMB42,061 million (RMB33,937 million for the corresponding period in 2004), representing an increase of 23.9% over the corresponding period in 2004. This growth was mainly due to the increase in individual life insurance business and group life insurance business, representing an increase of 27.1% and 96.3% respectively over the corresponding period in 2004.

Net investment income for the six months ended 30 June 2005 was RMB7,794 million (RMB5,018 million for the corresponding period in 2004), representing an increase of 55.3% from the corresponding period in 2004. This growth was primarily attributable to the growth in investment assets, increase in base interest rates, as well as increase in investment yield as a result of adjustments to the investment portfolio.

For the six months ended 30 June 2005, net realised loss on financial assets amounted to RMB383 million (net realised loss on investments amounted to RMB63 million for the corresponding period in 2004). Net fair value loss on assets at fair value through income amounted to RMB888 million (net unrealised loss on trading securities amounted to RMB723 million for the corresponding period in 2004). This result was mainly attributable to the volatility of the stock market of Mainland China in the first half of 2005.

Benefits, claims and expenses

For the six months ended 30 June 2005, the Company’s total benefits, claims and expenses amounted to RMB42,783 million (RMB35,158 million for the corresponding period in 2004), representing an increase of 21.7% from the corresponding period in 2004. The increase was mainly due to the growth of the Company’s business.

Commission File Number 001-31914

Income tax

The Company’s income tax expenses for the six months ended 30 June 2005 were RMB1,391 million (RMB955 million for the corresponding period in 2004). The effective tax rate decreased from 25.2% for the first half of 2004 to 21.0% for the first half of 2005. This decrease was mainly attributable to the increase in tax-free interest income from government bonds for the first half of 2005.

Net Profit

For the six months ended 30 June 2005, the Company’s net profit attributable to shareholders of the Company was RMB5,208 million (RMB2,812 million for the corresponding period in 2004), representing an increase of 85.2% from the same period in 2004. The increase in net profit attributable to shareholders of the Company was attributable to an increase in investment income, business development and the restructuring of business mix, as well as cost control.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity Resources

Our principal cash inflows come from insurance premiums, deposits, proceeds from sales of investment assets, investment income and financing income. The primary liquidity concerns with respect to these cash inflows are the risk of early contract holder and policyholder withdrawal, as well as the risks of default by debtors, interest rate changes and capital market volatilities, and other risks. The Company closely monitors and endeavors to manage these risks.

Additional sources of liquidity to meet unexpected cash outflows are available from our portfolio of cash and investment assets. As at 30 June 2005, the amount of cash and cash equivalents was RMB39,665 million (RMB27,217 million on 31 December 2004). As at 30 June 2005, the amount of term deposits was RMB167,121 million (RMB175,498 million on 31 December 2004).

The Company’s portfolio of investment securities also provides a source of liquidity to meet unexpected cash outflows. As at 30 June 2005, available-for-sale securities within the investments in debt securities had a fair value of RMB71,811 million (non-trading securities within the investments in debt securities had a fair value of RMB69,791 million on 31 December 2004). As at 30 June 2005, investment in equity securities (mainly securities investment funds) had a fair investment value of RMB20,779 million (RMB17,271 million on 31 December 2004).

Liquidity Uses

The Company’s principal cash outflows primarily relate to the liabilities associated with the benefits and claims of our various life insurance, annuity, accident and health insurance products, and dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to our shareholders.

The Company believes that its sources of liquidity are sufficient to meet its cash requirements.

Recent Developments

Except as disclosed in the Company’s 2004 annual report and the Form 20-F submitted to the US Securities and Exchange Commission (“SEC”), there were no material developments in the U.S. class action litigation, and no further development in SEC informal inquiry.

Compliance with Code on Corporate Governance Practices of the Listing Rules

For the six months ended 30 June 2005, the Company had complied with the code provisions of the Code on Corporate Governance Practices (the “Code”) set out in Appendix 14 of the Listing Rules, except in respect of the separated roles of chairman and chief executive officer and the composition of the remuneration committee, which were not in compliance with code provisions A.2.1 and B.1.1 of the Code respectively.

Commission File Number 001-31914

According to code provision A.2.1 of the Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing.

During the reporting period, Mr. Wang Xianzhang acted as Chairman and President from 1 January to 1 June 2005. On 1 June 2005, Mr. Wang Xianzhang resigned from the position of President. On the same day, Mr. Yang Chao was appointed as President by the Board. Therefore, during the period from 1 June to 30 June 2005, Mr. Wang Xianzhang and Mr. Yang Chao held the positions of Chairman and President respectively. On 29 July 2005, Mr. Wang Xianzhang resigned from the positions of Chairman and Director and Mr. Yang Chao was elected Director and Chairman on the same day.

The arrangement under which the roles of Chairman and President are performed by the same individual is the extension of the Company’s existing corporate governance model. It has been considered beneficial at the present stage as it helps to maintain the continuity of the Company’s policies and the stability of the Company’s operations, as well as to enhance the management of the Company. In the future, the Company will consider separating the roles of Chairman and President when it considers appropriate.

According to code provision B.1.1 of the Code, issuers should establish a remuneration committee with specific written terms of reference which deal clearly with its authority and duties. The majority of the members of the remuneration committee should be independent non-executive directors.

Currently, the Company’s management training and remuneration committee comprises four members, two of which are independent non-executive Directors. The Company will adjust, as soon as possible, the composition of the management training and remuneration committee pursuant to the requirement in code provision B.1.1 of the Code which provides that “a majority of the members of the remuneration committee should be independent non-executive directors”.

Commission File Number 001-31914

INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF

CHINA LIFE INSURANCE COMPANY LIMITED

(incorporated in the People’s Republic of China with limited liability)

INTRODUCTION

We have been instructed by the company to review the interim financial report set out on pages 12 to 43.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Hong Kong Accounting Standard 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statements of Auditing Standards 700 “Engagements to review interim financial reports” issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2005.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong

29 August 2005

Commission File Number 001-31914

		Unaudited	Audited (Restated (note 3))
	Note	As at 30 June 2005	As at 31 December 2004
		RMB million	RMB million
ASSETS
Property, plant and equipment		12,487	12,250
Deferred policy acquisition costs		35,269	32,787
Financial assets
Debt securities		205,650	150,234

- held-to-maturity securities	5.4	133,330	79,603
- available-for-sale securities	5.2	71,811	—
- non-trading securities	5.3	—	69,791
- financial assets at fair value through income		509	—
- trading securities		—	840
Equity securities		20,779	17,271

- available-for-sale securities	5.2	15,427	—
- non-trading securities	5.3	—	12,597
- financial assets at fair value through income		5,352	—
- trading securities		—	4,674
Term deposits	5.6	167,121	175,498
Statutory deposits - restricted		4,000	4,000
Policy loans		627	391
Securities purchased under agreements to resell		—	279
Accrued investment income		6,826	5,084
Premiums receivables		6,123	3,912
Reinsurance assets		1,387	1,297
Cash and cash equivalents		39,665	27,217
Other		1,849	3,451

Total assets		501,783	433,671

Commission File Number 001-31914

		Unaudited	Audited (Restated (note 3))
	Note	As at 30 June 2005	As at 31 December 2004
		RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities

Insurance contracts
Short-term insurance contracts
- reserves for claims and claim adjustment expenses		1,468	1,215
- unearned premium reserves		5,196	5,212
Long-term traditional insurance contracts	7	140,123	117,301
Long-term investment type insurance contracts		217,819	191,885
Financial liabilities
Investment contracts
- with discretionary participation feature (“DPF”)		39,789	32,476
- without DPF		1,990	1,635
Securities sold under agreements to repurchase		1,168	—
Annuity and other insurance balances payable		4,256	2,801
Premiums received in advance		973	2,447
Policyholder dividends payable		1,823	2,037
Other liabilities		5,126	4,960
Deferred tax liabilities		6,644	4,371
Statutory insurance fund		319	429

Total liabilities		426,694	366,769

Shareholders’ equity
Share capital	12	26,765	26,765
Reserves		34,518	31,573
Retained earnings		13,400	8,192

		74,683	66,530

Minority interest		406	372

Total equity		75,089	66,902

Total liabilities and equity		501,783	433,671

Commission File Number 001-31914

			Unaudited
		Unaudited	(Restated (note 3))
		For the six months ended 30 June
	Note	2005	2004
		RMB million	RMB million
REVENUES
Gross written premiums and policy fees		42,607	34,668
Less: premiums ceded to reinsurers		(372)	(584)

Net written premiums and policy fees		42,235	34,084
Net change in unearned premium reserves		(174)	(147)

Net premiums earned and policy fees		42,061	33,937

Net investment income	5.1	7,794	5,018
Net realised gain/(loss) on financial assets	5.1	(383)	—
Net realised gain/(loss) on investments	5.1	—	(63)
Net fair value gain/(loss) on assets at fair value through income	5.1	(888)	—
Net unrealised gain/(loss) on trading securities	5.1	—	(723)
Other income		834	776

Total revenues		49,418	38,945

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits		(4,098)	(2,740)
Accident and health claims and claim adjustment expenses		(3,517)	(2,732)
Increase in long-term traditional insurance contracts liabilities		(23,063)	(19,245)
Interest credited to long-term investment type insurance contracts		(2,288)	(1,725)
Interest credited to investment contracts		(479)	(359)
Policyholder dividends and participation in profits		(1,317)	(1,157)
Amortisation of deferred policy acquisition costs		(3,602)	(2,893)
Underwriting and policy acquisition costs		(1,082)	(758)
Administrative expenses		(3,192)	(3,418)
Other operating expenses		(54)	(84)
Statutory insurance levy		(91)	(47)

Total benefits, claims and expenses		(42,783)	(35,158)

Net profit before income tax expenses	8	6,635	3,787
Income tax expenses	9	(1,391)	(955)

Net profit		5,244	2,832

Attributable to:
- shareholders of the Company		5,208	2,812
- minority interest		36	20
		5,244	2,832

Basic and diluted earnings per share	10	RMB0.19	RMB 0.11

Dividends		—	—

Commission File Number 001-31914

	Unaudited
	Attributable to shareholders of the Company			Minority interest	Total
	Share capital	Reserves	Retained earnings
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2005	26,765	31,573	8,192	372	66,902

Net profit	—	—	5,208	36	5,244
Unrealised gain/(loss), net of tax	—	2,945	—	(2)	2,943

As at 30 June 2005	26,765	34,518	13,400	406	75,089

As at 1 January 2004	26,765	34,051	1,620	320	62,756

Net profit	—	—	2,812	20	2,832
Unrealised gain/(loss), net of tax	—	(1,892)	—	—	(1,892)

As at 30 June 2004	26,765	32,159	4,432	340	63,696

Commission File Number 001-31914

	Unaudited
	For the six months ended 30 June
	2005	2004
	RMB million	RMB million
Net cash inflow from operating activities	23,382	16,629

Net cash outflow from investing activities	(45,528)	(89,528)

Net cash inflow from financing activities	34,594	53,163

Net increase/(decrease) in cash and cash equivalents	12,448	(19,736)

Cash and cash equivalents
Beginning of period at 1 January	27,217	42,616

End of period at 30 June	39,665	22,880

Analysis of balances of cash and cash equivalents
Cash at bank and in hand	15,756	22,429
Short-term bank deposits	23,909	451

Cash and cash equivalents	39,665	22,880

Supplemental cash flow information
Income tax paid	268	132

Commission File Number 001-31914

1 ORGANIZATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (formerly China Life Insurance Company) (“CLIC”) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries, are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuities, accident and health insurance products in China.

2 BASIS OF PREPARATION AND ACCOUNTING POLICIES

This unaudited condensed consolidated financial information has been prepared in accordance with Hong Kong Accounting Standard (“HKAS”) 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants.

These condensed consolidated financial information should be read in conjunction with the 2004 annual accounts.

The accounting policies and methods of computation used in the preparation of this condensed consolidated financial information are consistent with those used in the annual financial statements for the year ended 31 December 2004 except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“new HKFRS”) which were effective for accounting periods commencing on or after 1 January 2005. Other than reclassification in certain investment and insurance accounts there was no material impact of the adoption of the new HKFRS on shareholders’ equity and net profit.

This interim financial information has been prepared in accordance with those HKFRS standards and interpretations issued and effective as at the time of preparing this information. The HKFRS standards and interpretations that will be applicable at 31 December 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information.

The changes to the Group’s accounting policies and the effect of adopting these new policies are set out in note 3 below.

Commission File Number 001-31914

3 CHANGES IN ACCOUNTING POLICIES

(a) Effect of adopting new HKFRS

In 2005, the Group adopted the new/revised standards of HKFRS below, which are relevant to its operations. Reclassifications in certain accounts have been made to the 2004 comparatives, as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 24	Related Party Disclosures
HKAS 26	Accounting and Reporting by Retirement Benefit Plans
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 34	Interim Financial Reporting
HKAS 36	Impairment of Assets
HKAS 37	Provision, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKFRS 3	Business Combinations
HKFRS 4	Insurance Contracts

The adoption of new/revised HKASs 1, 7, 8, 10, 12, 14, 16, 17, 19, 21, 24, 26, 27, 28, 33, 34, 36, 37, 38, 40, and HKFRS 3 did not result in substantial changes to the Group’s accounting policies. In summary:

-	HKASs 7, 8, 10, 12, 14, 16, 17, 19, 21, 26, 27, 28, 33, 34, 36, 37, 38, 40 and HKFRS 3 had no material effect on the Group’s policies.

-	HKAS 1 has affected the order which assets and liabilities are presented in the balance sheet and other disclosure, the presentation of minority interest in the income statement and in the statement of change in equity.

-	HKAS 24 has affected the identification of related parties and related-party disclosures.

The Group has not adopted HKAS 19 (Amendment) - “Actuarial Gains and Losses, Group Plans and Disclosures” that has been issued but are not yet effective. The adoption of this Standard is not expected to result in substantial changes to the Group’s accounting policies.

Commission File Number 001-31914

3 CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(a) Effect of adopting new HKFRS (continued)

The adoption of new HKFRS has been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than HKAS 39 which does not permit to recognize, derecognize and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous SSAP 24 “Accounting for investments in securities” to investments in securities for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognized at 1 January 2005.

(i)	The adoption of HKAS 39 resulted in a change in the classification of investments and no change on shareholders’ equity at 1 January 2005. The details of the adjustments to the balance sheet at 30 June 2005 and income statement for the six months ended 30 June 2005 are as follows:

As at 30 June 2005
RMB million
Increase:
Available-for-sale securities	87,238
Decrease:
Non-trading securities	(87,238)
Increase:
Financial assets at fair value through income	5,861
Decrease:
Trading securities	(5,861)

For the six months ended 30 June 2005
RMB million
Increase:
Net realised gain/(loss) on financial assets	(383)
Decrease:
Net realised gain/(loss) on investments	383
Increase:
Net fair value gain/(loss) on assets at fair value through income	(888)
Decrease:
Net unrealised gain/(loss) on trading securities	888

Commission File Number 001-31914

3 CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(a) Effect of adopting new HKFRS (continued)

(ii)	The adoption of HKFRS 4 has resulted in a change in the classification of insurance contracts and investment contracts. HKFRS 4 applies to (i) all direct and assumed risk insurance contracts (“insurance contracts”), (ii) all investment contracts with a discretionary participation feature (“investment contracts with DPF”) of the Group. All other contracts (“investment contracts without DPF”) of the Group fall into the scope of HKAS 39. The adoption of HKFRS 4 has no change on shareholders’ equity at 1 January 2005. The details of the adjustments to the balance sheets at 30 June 2005 and 31 December 2004 and the income statement for the six months ended at 30 June 2005 and 2004 are as follows:

	As at 30 June 2005	As at 31 December 2004
	RMB million	RMB million
Increase:
Long-term traditional insurance contracts	140,123	117,301
Decrease:
Future life policyholder benefits	(140,123)	(117,301)
Increase:
Long-term investment type insurance contracts	217,819	191,885
Investment contracts
- with DPF	39,789	32,476
- without DPF	1,990	1,635
Decrease:
Policyholder contract deposits and other funds	(259,598)	(225,996)

	For the six months ended 30 June
	2005	2004
	RMB million	RMB million
Increase:
Insurance benefits and claims
- Increase in long-term tranditional insurance contracts liabilities	(23,063)	(19,245)
Decrease:
Insurance benefits and claims
- Increase in future life policyholder benefits	23,063	19,245
Increase:
Insurance benefits and claims
- Interest credited to long-term investment type insurance contracts	(2,288)	(1,725)
Interest credited to investment contracts	(479)	(359)
Decrease:
Interest credited to policyholder contract deposits	2,767	2,084

There was no impact on basic and diluted earnings per share from the adoption of HKAS 39 and HKFRS 4.

Commission File Number 001-31914

3 CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(b)	New Accounting Policies

The accounting policies used for the condensed consolidated financial information for the six months ended 30 June 2005 are the same as those set out in the note 2 to the 2004 annual financial statements, except for the following:

3.1 Investments

From 1 January 2004 to 31 December 2004 the Group classified its investments in securities, other than subsidiaries and associates, as held-to-maturity securities, non-trading securities and trading securities as further described below.

*	Held-to-maturity securities

Fixed maturities classified as held-to-maturity are those which the Group has the ability and positive intent to hold to maturity. Held-to-maturity securities are stated in the balance sheet at cost plus/less any discount/premium amortised to date. The discount or premium is amortised over the period to maturity and included as interest income/expense in the income statement.

*	Non-trading securities

Investments other than held-to-maturity or trading are defined as non-trading and are stated at fair value at the balance sheet date. Changes in the fair value of individual securities are credited or debited to the investment revaluation reserve until the security is sold, or is determined to be impaired. Upon disposal, the cumulative gain or loss representing the difference between the net sales proceeds and the carrying amount of the relevant securities, together with any surplus/deficit transferred from the investment revaluation reserve, is recognised in the income statement.

*	Trading securities

Fixed maturities and equity securities which the Group buy with the intention to resell in the near term are classified as trading and are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of trading securities are recognised in the income statement. Profits or losses on disposal of trading securities, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the income statement as they arise.

From 1 January 2005 onwards, the Group classifies its investments into the following categories: financial assets at fair value through income, held-to-maturity securities and available-for-sale securities. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition.

*	Financial assets at fair value through income

This category has two sub-categories: financial assets held for trading and those designated at fair value through income at inception. A financial asset is classified into this category at inception if acquired principally for the purpose of selling in the short term, if it forms part of a portfolio of financial assets in which there is evidence of short term profit-taking, or if so designated by the Group.

Commission File Number 001-31914

3 CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(b)	New Accounting Policies (continued)

3.1 Investments (continued)

*	Held-to-maturity securities

Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity.

*	Available-for-sale securities

Available-for-sale securities are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. Purchases and sales of investments are recognised on trade date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus, transaction costs that are directly attributable to their acquisition. Investments are derecognised when the rights to receive cash flows from the investments have expired or where they have been transferred and the Group has also transferred substantially all risks and rewards of ownership.

Available-for-sale securities and financial assets at fair value through income are subsequently carried at fair value. Held-to-maturity securities are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the “financial assets at fair value through income” category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as net realised gains/losses on financial assets.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models.

Financial assets other than those accounted as at fair value through income are adjusted for impairments, where there are declines in value that are considered to be other than temporary. In evaluating whether a decline in value is other than temporary, the Group considers several factors including, but not limited to the following: (1) the extent and the duration of the decline; (2) the financial condition of and near-term prospects of the issuer; and (3) the Group’s ability and intent to hold the investment for a period of time to allow for a recovery of value. When decline in value is considered other than temporary, relevant financial assets are written down to their net realised value and the charge is recorded in “Net realised gain/(loss) on financial assets” in the period the impairment is recognized.

Commission File Number 001-31914

3 CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(b)	New Accounting Policies (continued)

3.2 Insurance contracts and investment contracts with DPF

(i)	Recognition and measurement

The Group issues contracts that transfer insurance risk or financial risk or both. Insurance contracts are those contracts that transfer significant insurance risk. They may also transfer financial risk. Investment contracts are those contracts that transfer financial risk with no significant insurance risk. A number of insurance and investment contracts contain a DPF. This feature entitles the holder to receive, as a supplement to benefits under the contracts, additional benefits or bonuses.

Insurance contracts and investment contracts with DPF are classified into four main categories. For these contracts, there was no change in accounting policies as a result of adoption of new HKFRS.

*	Short-term insurance contracts

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of coverage.

Reserves for claims and claim adjustment expenses represent liabilities for claims arising under short duration accident and health insurance contracts. Claims and claim adjustment expenses are charged to the income statement as incurred. Unpaid claims and claim adjustment expense reserves represent the accumulation of estimates for ultimate losses and include provisions for claims incurred but not yet reported. The reserves represent estimates of future payments of reported and unreported claims for losses and related expenses with respect to insured events that have occurred. Reserving is a complex process dealing with uncertainty, requiring the use of informed estimates and judgements. The Group does not discount its claims reserves, other than for settled claims with fixed payment terms. Any changes in estimates are reflected in results of operations in the period in which estimates are changed.

*	Long-term traditional insurance contracts

Long-term traditional insurance contracts represents traditional life insurance contracts, including participating contracts and annuity policies with life contingencies. Premiums of these type of contracts are recognised as revenue when due from the policyholders. Benefits and expenses are provided against such revenue to recognise profits over the estimated life of the policies. Moreover, for single premium and limited pay contracts, premiums are recorded as income when due with any excess profit deferred and recognised in income in a constant relationship to the insurance in-force or, for annuities, the amount of expected benefit payments. The liabilities arising from long-term traditional insurance contracts are calculated using a net level premium valuation method based on actuarial assumptions as to mortality, persistency, expenses, withdrawals, and investment return including a margin for adverse deviation. The assumptions are established at policy issue and remain unchanged except where premium deficiency occurs.

Commission File Number 001-31914

3 CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(b)	New Accounting Policies (continued)

3.2 Insurance contracts and investment contracts with DPF (continued)

(i)	Recognition and measurement (continued)

*	Long-term investment type insurance contracts and investment contracts with DPF

Amounts collected as premiums from long-term investment type insurance contracts and investment contracts with DPF are reported as liabilities. Revenue from these contracts consists of policy fees charged against the liability amount for the cost of insurance, administration fees and gains on surrenders during the year. Policy benefits and claims that are charged to expenses include benefit claims incurred in the year in excess of related contract balances and interest credited to these contracts.

Long-term investment type insurance contracts and investment contracts with DPF represent the accumulation of premium received less charges. The policyholders’ share of unrealised gains or losses in respect of assets held by the Group, which may be paid to profit participating policyholders in the future under the policy terms in respect of assets, is included in liabilities for these contracts.

(ii)	Deferred policy acquisition costs

The costs of acquiring new and renewal business including commissions, underwriting and policy issue expenses, which vary with and are directly related to the production of new and renewal business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and at the end of each accounting period. Future investment income is taken into account in assessing recoverability.

Deferred policy acquisition costs for long-term traditional insurance contracts are amortised over the expected premium paying period as a constant percentage of expected premiums. Expected premiums are estimated at the date of policy issue and are consistently applied throughout the premium paying period unless premium deficiency occurs. Deferred policy acquisition costs for long-term investment type insurance contracts and investment contracts with DPF are amortised over the expected life of the contracts based on a constant rate of the present value of estimated gross profits expected to be realised over the life of the contract. Estimated gross profits include expected amounts to be assessed for mortality, administration, investment and surrender less benefit claims in excess of policyholder balances, administrative expenses and interest credited. Estimated gross profits are revised regularly and the future interest rate used to compute the present value of revised estimates of expected gross profits is the latest revised rate applied to the remaining benefit periods. Deviations of actual results from estimated experience are reflected in the income statement.

(iii)	Impact of unrealised gains and losses of available-for-sale assets on deferred policy acquisition costs

The impact on the deferred policy acquisition cost asset of the change in unrealised gains or losses on available-for-sale assets is recognized through an offset to unrealised gains or losses at the balance sheet date.

Commission File Number 001-31914

3 CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(b)	New Accounting Policies (continued)

3.2 Insurance contracts and investment contracts with DPF (continued)

(iv)	Liability adequacy test

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance contract liabilities net of related deferred policy acquisition costs. In performing these tests, current best estimates of future cash flows under the contracts are used. Any deficiency is immediately charged to income statement initially by writing off deferred policy acquisition costs and by subsequently establishing a provision for losses arising from liability adequacy tests (the unexpired risk provision).

As set out in (i) above, long-term traditional insurance contracts are measured based on assumptions set out at the inception of the contract. When the liability adequacy test requires the adoption of new best estimate assumptions, such assumptions (without margins for adverse deviation) are used for the subsequent measurement of these liabilities. Any deferred policy acquisition costs written off as a result of this test cannot subsequently be reinstated.

(v)	Reinsurance contracts held

Contracts entered into by the Group with reinsurers under which the Group is compensated for losses on one or more contracts issued by the Group and that meet the classification requirements for insurance contracts are classified as reinsurance contracts held. Contracts that do not meet these classification requirements are classified as financial assets. Insurance contracts entered into by the Group under which the contract holder is another insurer (inwards reinsurance) are included with insurance contracts.

The benefits to which the Group is entitled under its reinsurance contracts held are recognised as reinsurance assets. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance liabilities are primarily premiums payable for reinsurance contracts and are recognised as an expense when due. In certain cases a reinsurance contract is entered into for existing in-force business. Where the premium due to the reinsurer differs from the liability established by the Group for the related business, the difference is amortised over the estimated remaining settlement period.

The Group assesses its reinsurance assets for impairment as at balance sheet date. If there is objective evidence that the reinsurance asset is impaired, the Group reduces the carrying amount of the reinsurance asset to its recoverable amount and recognises that impairment loss in the income statement. If a reinsurer is unable to satisfy its obligation under the reinsurance contracts, the liability become the responsibility of the Group.

3.3 Investment contracts without DPF

Investment contracts without DPF represent the accumulation of premium received less charges. Amounts collected as premiums from investment contracts without DPF are reported as liabilities. Revenue from these contracts consists of policy fees charged against the liability amount for the cost of insurance, administration fees and gains on surrenders during the year. Policy benefits and claims that are charged to expenses include benefit claims incurred in the year in excess of related contract balances and interest credited to these contracts.

Commission File Number 001-31914

4 SEGMENT INFORMATION

(a)	Business segments

The Group has the following main business segments:

(i)	Individual life insurance business

Individual life insurance business relates primarily to the sale of life insurance contracts to individuals and comprises participation life insurance business and traditional life insurance business. Participation life insurance business relates primarily to the sale of participating products, which provides the policyholder with a participation in the profits arising from the invested assets relating to the policy. Traditional life insurance business relates primarily to the sale of non-participating products and annuities policies, which provides guaranteed benefits to the insured without a participation in the profits.

(ii)	Group life insurance business

Group life insurance business relates primarily to the sale of life insurance contracts to group entities and comprises participation life insurance business and traditional life insurance business described as above.

(iii)	Accident and health insurance business

The accident and health insurance business relates primarily to the sale of accident and health insurance and accident products.

(iv)	Corporate and other

Corporate and other business relates primarily to income and expenses in respect of the provision of the services to CLIC described in note 11 and unallocated income taxes.

(b)	Basis of allocating net investment income and administrative and other operating expenses

Net investment income is allocated among segments in proportion to the respective segments’ average statutory policyholder reserve and claims provision at the beginning and end of the period. Administrative and other operating expenses are allocated among segments in proportion to the expense loadings of products in the respective segments.

Commission File Number 001-31914

4 SEGMENT INFORMATION (CONTINUED)

	For the six months ended 30 June 2005
	Individual life	Group life	Accident & Health	Corporate & other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Revenues

Gross written premiums and policy fees	36,613	637	5,357	—	42,607

Gross written premiums	33,417	220	5,357	—
- Term	85	13	—	—
- Whole	11,046	207	—	—
- Endowment	20,278	—	—	—
- Annuity	2,008	—	—	—
Policy fees	3,196	417	—	—
Net premiums earned and policy fees	36,562	634	4,865	—	42,061
Net investment income	6,833	854	107	—	7,794
Net realised gain/(loss) on financial assets	(336)	(42)	(5)	—	(383)
Net fair value gain/(loss) on assets at fair value through income	(779)	(97)	(12)	—	(888)
Other income	—	—	—	834	834

Segment revenues	42,280	1,349	4,955	834	49,418

Benefits, claims and expenses

Insurance benefits and claims
Life insurance death and other benefits	(3,787)	(311)	—	—	(4,098)
Accident and health claims and claim adjustment expenses	—	—	(3,517)	—	(3,517)
Increase in long-term traditional insurance contracts liabilities	(22,965)	(98)	—	—	(23,063)
Interest credited to long-term investment type insurance contracts	(2,274)	(14)	—	—	(2,288)
Interest credited to investment contracts	—	(479)	—	—	(479)
Policyholder dividends and participation in profits	(1,184)	(133)	—	—	(1,317)
Amortization of deferred policy acquisition costs	(3,308)	(169)	(125)	—	(3,602)
Underwriting and policy acquisition costs	(912)	(8)	(162)	—	(1,082)
Administrative expenses	(1,556)	(289)	(584)	(763)	(3,192)
Other operating expenses	(23)	(4)	(8)	(19)	(54)
Statutory insurance levy	(62)	(1)	(28)	—	(91)

Segment benefits, claims and expenses	(36,071)	(1,506)	(4,424)	(782)	(42,783)

Segment results	6,209	(157)	531	52	6,635

Income tax expenses	—	—	—	(1,391)	(1,391)

Net profit/(loss)	6,209	(157)	531	(1,339)	5,244

Attributable to:
- shareholders of the Company	6,209	(157)	531	(1,375)	5,208
- minority interest	—	—	—	36	36
	6,209	(157)	531	(1,339)	5,244

Commission File Number 001-31914

4 SEGMENT INFORMATION (CONTINUED)

	For the six months ended 30 June 2004 (Restated (notes 3))
	Individual life	Group life	Accident & Health	Corporate & other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Revenues
Gross written premiums and policy fees	28,762	323	5,583	—	34,668

Gross written premiums	25,684	131	5,575	—
- Term	73	2	—	—
- Whole	8,950	129	—	—
- Endowment	14,806	—	—	—
- Annuity	1,855	—	—	—
Policy fees	3,078	192	8	—
Net premiums earned and policy fees	28,762	323	4,852	—	33,937
Net investment income	4,455	472	91	—	5,018
Net realised gain/(loss) on investments	(56)	(6)	(1)	—	(63)
Net unrealised gain/(loss) on trading securities	(642)	(68)	(13)	—	(723)
Other income	—	—	—	776	776

Segment revenues	32,519	721	4,929	776	38,945

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(2,527)	(198)	(15)	—	(2,740)
Accident and health claims and claim adjustment expenses	—	—	(2,732)	—	(2,732)
Increase in long-term traditional insurance contracts liabilities	(18,903)	(94)	(248)	—	(19,245)
Interest credited to long-term investment type insurance contracts	(1,725)	—	—	—	(1,725)
Interest credited to investment contracts	—	(356)	(3)	—	(359)
Policyholder dividends and participation in profits	(1,136)	(21)	—	—	(1,157)
Amortization of deferred policy acquisition costs	(2,773)	(59)	(61)	—	(2,893)
Underwriting and policy acquisition costs	(522)	(27)	(209)	—	(758)
Administrative expenses	(1,805)	(163)	(744)	(706)	(3,418)
Other operating expenses	(27)	(2)	(11)	(44)	(84)
Statutory insurance levy	—	—	(47)	—	(47)

Segment benefits, claims and expenses	(29,418)	(920)	(4,070)	(750)	(35,158)

Segment results	3,101	(199)	859	26	3,787

Income tax expenses	—	—	—	(955)	(955)

Net profit/(loss)	3,101	(199)	859	(929)	2,832

Attributable to:
- shareholders of the Company	3,101	(199)	859	(949)	2,812
- minority interest	—	—	—	20	20
	3,101	(199)	859	(929)	2,832

Commission File Number 001-31914

5 INVESTMENTS

5.1 Investment results

	For the six months ended 30 June
	2005	2004
	RMB million	RMB million
Net investment income
Debt securities	3,648	1,262
Equity securities	283	511
Term deposits and cash and cash equivalents	3,901	3,060
Policy loans	11	—
Securities purchased under agreements to resell	3	207
Other investments	15	—

Subtotal	7,861	5,040
Securities sold under agreements to repurchase	(40)	(10)
Investment expense	(27)	(12)

Total	7,794	5,018
Net realised gain/(loss)

Debt securities	185	17
Equity securities	39	—
Impairment
- debt securities (i)	(92)	(80)
- equity securities	(515)	—

Total	(383)	(63)

Net fair value gain/(loss) on assets at fair value through income (2004: Net unrealised gain/(loss) on trading securities)
Debt securities	(10)	—
Equity securities	(878)	(723)

Total	(888)	(723)

(i)	As at 30 June 2005, the carrying value of government bonds plus the related accrued interest deposited with Min Fa Securities Limited Company (“Min Fa Securities”) totaled RMB412 million. Min Fa Securities was known in financial difficulty in 2004. In July 2005, Min Fa Securities has been ordered by China Securities and Regulatory Commission to wind up and the liquidation proceedings of Min Fa Securities have commenced. As a result, the Group has made an additional provision of RMB92 million to fully cover the bond and related accrued interest.

Commission File Number 001-31914

5 INVESTMENTS (CONTINUED)

5.2	Available-for-sale securities

	Cost or amortised cost	Gross unrealised gain	Gross unrealised loss	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
As at 30 June 2005

Debt securities
Government bonds	43,076	695	(1,219)	42,552
Government agency bonds	21,208	277	(349)	21,136
Corporate bonds	6,429	27	(101)	6,355
Subordinated bonds/debts	1,710	58	—	1,768

Subtotal	72,423	1,057	(1,669)	71,811

Equity securities
Funds	16,132	11	(716)	15,427

Total	88,555	1,068	(2,385)	87,238

Debt securities - maturity schedule

	Amortised cost	As at 30 June 2005 Estimated fair value
	RMB million	RMB million
Maturing:
Within one year	1,896	1,953
After one year but within five years	15,175	15,597
After five years but within ten years	33,806	33,572
After ten years	21,546	20,689

Total	72,423	71,811

Commission File Number 001-31914

5 INVESTMENTS (CONTINUED)

5.3 Non-trading securities

	Cost or amortised cost	Gross unrealised gain	Gross unrealised loss	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
As at 31 December 2004

Debt securities
Government bonds	43,871	109	(4,368)	39,612
Government agency bonds	26,645	231	(438)	26,438
Corporate bonds	4,292	3	(554)	3,741

Subtotal	74,808	343	(5,360)	69,791

Equity securities
Funds	13,243	22	(668)	12,597

Total	88,051	365	(6,028)	82,388

Debt securities - maturity schedule

	Amortised cost	As at 31 December 2004 Estimated fair value
	RMB million	RMB million
Maturing:
Within one year	1,145	1,147
After one year but within five years	20,477	20,235
After five years but within ten years	32,923	30,797
After ten years	20,263	17,612

Total	74,808	69,791

Commission File Number 001-31914

5 INVESTMENTS (CONTINUED)

5.4	Held-to-maturity securities

	Cost or amortised cost	Gross unrealised gain	Gross unrealised loss	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
As at 30 June 2005

Debt securities
Government bonds	89,415	6,398	(21)	95,792
Government agency bonds	16,270	1,841	—	18,111
Corporate bonds	3,259	49	(2)	3,306
Subordinated bonds/debts	24,386	650	—	25,036

Total	133,330	8,938	(23)	142,245

As at 31 December 2004

Debt securities
Government bonds	52,512	68	(146)	52,434
Government agency bonds	4,942	5	(59)	4,888
Corporate bonds	2,714	86	(18)	2,782
Subordinated bonds/debts	19,435	209	(28)	19,616

Total	79,603	368	(251)	79,720

Debt securities - maturity schedule

	Amortised cost		Estimated fair value
	As at 30 June 2005	As at 31 December 2004	As at 30 June 2005	As at 31 December 2004
	RMB million	RMB million	RMB million	RMB million
Maturing:
Within one year	634	—	644	—
After one year but within five years	33,808	31,010	35,305	30,948
After five years but within ten years	55,404	42,832	59,508	43,071
After ten years	43,484	5,761	46,788	5,701

Total	133,330	79,603	142,245	79,720

Commission File Number 001-31914

5 INVESTMENTS (CONTINUED)

5.5	Listed and unlisted investment at carrying value

	As at 30 June 2005	As at 31 December 2004
	RMB million	RMB million
Listed debt securities in PRC
Government bonds	63,345	45,232
Government agency bonds	—	—
Corporate bonds	5,218	2,954

Subtotal	68,563	48,186

Unlisted debt securities
Government bonds	68,721	47,732
Government agency bonds	37,456	31,380
Corporate bonds	4,756	3,501
Subordinated bonds/debts	26,154	19,435

Subtotal	137,087	102,048

Listed equity securities in PRC
Funds	3,972	4,674
Common stocks	1,426	—

Subtotal	5,398	4,674

Unlisted equity securities
Funds	15,381	12,597

Total	226,429	167,505

5.6	Term deposits

	As at 30 June 2005	As at 31 December 2004
	RMB million	RMB million
Maturing:
Within one year	8,702	7,805
After one year but within five years	149,794	146,293
After five years but within ten years	5,266	17,503
After ten years	3,359	3,897

Total	167,121	175,498

Commission File Number 001-31914

Included in term deposits are structured deposits of RMB4,925 million (2004: RMB4,800 million). The interest rate on these deposits fluctuates based on changes in interest rate indexes. The Group uses structured deposits primarily to enhance the returns on investments. Structured deposits are stated at amortised cost at the balance sheet date.

Commission File Number 001-31914

6 FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties in an arm’s length transaction, rather than in forced or liquidation sale. The methods and assumptions used by the Group in estimating the fair value of the financial instruments are:

Cash and cash equivalents, term deposits (excluding structured deposits), and securities purchased or sold under agreements to resell or repurchase: the carrying amounts of these assets in the balance sheet approximate fair values.

Structured deposits: the market for structured deposits is not active. the Company establishes fair value by using discounted cash flow analysis and option pricing models as the valuation technique. The Company uses the USD swap rate, the benchmark rate, to determine the fair value of financial instruments. Due to the complexity of the structured deposits, significant judgement and estimates are involved in the absence of quoted market values. These estimates are based on valuation methodologies and assumptions deemed appropriate in the circumstances.

Debt securities: fair values are generally based upon current bid prices. Where quoted market prices are not readily available, fair values are estimated using either prices observed in recent transactions or values obtained from quoted market prices of comparable investments.

Equity securities: fair values are based on current bid prices.

Policy and other loans: the carrying values for policy loans approximate fair value.

Long-term investment type insurance contracts and investment contracts: fair values are calculated by discounted cash flow projections using current market interest rates.

	Total fair value		Total carrying value
	As at 30 June 2005	As at 31 December 2004	As at 30 June 2005	As at 31 December 2004
	RMB million	RMB million	RMB million	RMB million
		(Restated (note 3))		(Restated (note 3))
Debt securities	214,565	150,351	205,650	150,234
Equity securities	20,779	17,271	20,779	17,271
Term deposits (excluding structure deposits)	162,196	170,698	162,196	170,698
Structured deposits	4,805	4,789	4,925	4,800
Securities purchased under agreements to resell	—	279	—	279
Policy loans	627	391	627	391
Cash and cash equivalents	39,665	27,217	39,665	27,217
Long-term investment type insurance contracts	(200,301)	(176,711)	(217,819)	(191,885)
Investment contracts - with DPF	(31,998)	(26,117)	(39,789)	(32,476)
Investment contracts - without DPF	(1,755)	(1,377)	(1,990)	(1,635)
Securities sold under agreements to repurchase	(1,168)	—	(1,168)	—

Commission File Number 001-31914

6 FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The Group’s activities expose it to a variety of financial risks, including the effects of changes in fixed maturities and equity market prices, and interest rates. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.

Risk management is carried out by a designated department under policies approved by management. The responsible department identifies, evaluates and manages financial risks in close co-operation with the Group’s operating units. The management provides written principles for overall risk management, as well as written policies covering specific areas, such as managing interest rate risk, credit risk, and liquidity risk.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. Many of the Group’s insurance policies offer guaranteed returns to policyholders. These guarantees expose the Group to interest rate risk. Interest rate risk is normally controlled through matching such liabilities with suitable assets. The limited availability of matching assets and the current regulatory constraints in the PRC mean that the Group can only mitigate interest rate risk to a certain extent. If the regulatory constraints are eased, the Group expects to be able to take action to further mitigate the risk.

Market risk

The Group’s investments include mainly securities investment funds and bonds. Among these, the prices of listed securities investment funds and bonds are determined by market forces. The Group’s policy is to hold an appropriately diversified investment portfolio as permitted by laws and regulations to reduce the risk of concentration in one specific industry or company. The Group also actively monitors the market prices of the securities.

Credit risk

Credit risk is the risk that one party to a financial transaction or the issuer of a financial instrument will fail to discharge an obligation and cause another party to incur a financial loss. Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment.

Liquidity risk

Liquidity risk is the risk that the Group will not have access to sufficient funds to meet its liabilities as they become due. In the normal course of business, the Group attempts to match the maturity of invested assets to the maturity of insurance liabilities.

Commission File Number 001-31914

7 LONG-TERM TRADITIONAL INSURANCE CONTRACTS

For the six months ended 30 June 2005, the Group generally utilised the assumptions of prior year for the new business acquired. The assumptions adopted in the development of liabilities arising from long-term traditional insurance contracts as at balance sheet date are as follows:

(i)	Interest rate assumptions are based on estimates of future yields on the Group’s investments. In determining its interest rate assumptions, the Group considers past investment experience, the current and future mix of its investment portfolio and trends in yields. Assumed interest rates in future years reflect increased investment in higher yielding securities, including corporate bonds, longer duration securities and equity securities. The interest rate assumptions and provision for adverse deviation used are as follows:

Policies issued	Interest rate assumptions	Provision for adverse deviation
Prior to 2003	3.8% - 5.0%	0.25% - 0.5%
2003	3.65% - 5.0%	0.25% - 0.5%
2004	3.7% - 5.17%	0.25% - 0.5%
2005	3.86% - 5.17%	0.26% - 0.5%

(ii)	Mortality and morbidity rates, varying by age of the insured, and lapse rates, varying by contract type, are based upon expected experience at date of contract issue plus, where applicable, a margin for adverse deviation.

In setting the mortality assumption, mortality experience was compared to and expressed as a percentage of the “CL” series of life table. These tables were compiled by the People’s Insurance Company of China in 1994 and 1995 and issued by the People’s Bank of China, the principal regulatory authority at the time. The tables are based on policy samples drawn from 43 subsidiaries and mortality experience of these sample policies during the period 1 January 1990 to 31 December 1993 were studied. Currently all life insurance companies in China are required to use these tables for product pricing.

(iii)	The assumption for policy administration expenses has been based on expected unit costs plus, where applicable, a margin for adverse deviation. Unit costs have been based on an analysis of actual experience. The per-policy costs include a fixed per-policy expense and a variable per-policy expense based on the estimated expense rates of premium used as follows:

	Individual life	Group life
Prior to 2003	2%	2%
2003	1.75%	1.75%
2004	1.65 - 2.55%	1.65%
Six months ended 30 June 2005	1.65 - 2.55%	1.65%

Commission File Number 001-31914

8 NET PROFIT BEFORE INCOME TAX EXPENSES

Net profit before income tax expense is stated after charging the following:

	For the six months ended 30 June
	2005	2004
	RMB million	RMB million
Staff costs
Wages and salary	1,333	1,693
Housing benefits	101	86
Contribution to the defined contribution pension plan	152	99
Depreciation - owned property, plant and equipment	434	417
Loss on disposal of property, plant and equipment	1	1

9 TAXATION

(a)	The amount of taxation charged to the condensed consolidated income statement represents:

	For the six months ended 30 June
	2005	2004
	RMB million	RMB million
Current taxation:
- Enterprises income tax	568	102

Deferred taxation relating to the origination and reversal of temporary differences	823	853

Taxation charges	1,391	955

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 33% in the PRC is as follows:

	For the six months ended 30 June
	2005	2004
	RMB million	RMB million
Net profit before income tax expenses	6,635	3,787

Tax computed at the statutory tax rate of 33%	2,190	1,250
Tax-exempt income	(814)	(407)
Expenses not deductible for tax purposes	15	112

Income taxes at effective tax rate	1,391	955

Tax-exempt income includes mainly interest income from government bonds. Expenses not deductible for tax purposes include mainly commission, brokerage and donation expenses in excess of deductible amounts.

Commission File Number 001-31914

9 TAXATION (CONTINUED)

(c)	At 30 June 2005, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 33%.

The movement on the deferred income tax liabilities account is as follows:

	For the six months ended 30 June
	2005	2004
	RMB million	RMB million
		(Restated (note 3))
At 1 January	4,371	3,686
Deferred taxation charged to income statement	823	853
Taxation charged to equity
- change in unrealised loss of available-for-sale securities (non-trading securities), deferred policy acquisition costs, and long-term traditional insurance contracts liabilities	1,450	(932)

At 30 June	6,644	3,607

10 EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2005 is based on the weighted average number of 26,764,705,000 (2004: 26,764,705,000) ordinary shares in issue during the period.

11 SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The table set forth below summarizes the names of significant related parties and nature of relationship with the Company as at 30 June 2005:

Significant related party	Relationship with the Company
China Life Insurance (Group) Company (“CLIC”)	The ultimate holding company

China Life Insurance Asset Management Company Limited (“AMC”)	A subsidiary of the Company

Beijing Zhongbaoxin Real Estate Development Co. Ltd.	A subsidiary of the ultimate holding company

Beijing Zhongbao First Davids Property Management Company	A subsidiary of the ultimate holding company

State-controlled enterprises (see (e) below)	Related parties of the Company

Commission File Number 001-31914

11 SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with related parties other than state-controlled enterprises

The following table summarises significant recurring transactions carried out by the Company for six months ended 30 June 2005 with related parties other than those state-controlled enterprises which are addressed in (e) below.

		For the six months ended 30 June
	Note	2005	2004
		RMB million	RMB million
Transaction with CLIC
Policy management fee income receivable from CLIC	(i)	736	806
Asset management fee receivable from CLIC	(ii)	39	33
Property leasing expense payable to CLIC	(iii)	(166)	(63)
Transaction with AMC
Asset Management fee paid to AMC by the Company	(ii)	(103)	(56)
Transaction with Beijing Zhongbaoxin Real Estate Development Co. Ltd.
Rentals, rental deposits & management fee		(2)	—
Transaction with Beijing Zhongbao First Davids Property Management Company
Rentals, rental deposits & management fee		(5)	—

(i)	Pursuant to the Restructuring, CLIC transferred to the Group (1) all long-term insurance policies (policies having a term of more than one year from the date of issuance) issued on or after 10 June 1999, having policy terms approved by or filed with the China Insurance Regulatory Commission (the “CIRC”) on or after 10 June 1999 and either (i) recorded as a long-term insurance policy as at 30 June 2003 in a database attached to the restructuring agreement as an annex or (ii) having policy terms for group supplemental medical insurance (fund type), (2) stand-alone short-term policies (policies having a term of one year or less from the date of issuance) issued on or after 10 June 1999 and (3) all riders supplemental to the policies described in clauses (1) and (2) above. These policies are referred to as the “transferred policies”. All other insurance policies were retained by CLIC. These policies are referred to as the “non-transferred policies”. The Company issued 20,000 million Domestic Shares in exchange for various liabilities related to the life insurance business of the transferred policies and certain assets (collectively the “Transferred Business”). CLIC retained (i) various liabilities related to the life insurance business of non-transferred policies and certain assets, (ii) equity interests in all subsidiaries and associated companies, (iii) all non-core businesses, and (iv) the ownership of certain assets and liabilities including certain office buildings, bank balances, investments in fixed maturity securities and equity securities, borrowings, claims, contingent and tax liabilities (collectively the “Non-transferred Business”). On 30 September 2003, CLIC and the Company signed a binding restructuring agreement that identified all specific assets and liabilities to be transferred to the Company from CLIC.

As part of the Restructuring, CLIC transferred its entire branch services network to the Company. CLIC and the Company have entered into a Policy Management Agreement on 30 September 2003 to engage the Company to provide policy administration services to CLIC relating to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer under the non-transferred policies.

Commission File Number 001-31914

11 SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with related parties other than state-controlled enterprises (continued)

In consideration of the services provided under the agreement, CLIC will pay the Company a service fee based on the estimated cost of providing the services, to which a profit margin is added. The service fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as at the last day of the period, multiplied by RMB8 and (2) 2.5% of the actual premiums and deposits in respect of such policies collected during the period.

(ii)	On 30 November 2003, CLIC and the Company separately entered into asset management agreements with China Life Insurance Asset Management Company Limited (“AMC”), the Company’s 60% owned subsidiary. The terms of the two agreements are the same. Under the agreement, AMC agreed to invest and manage assets entrusted to it by CLIC and the Company on a discretionary basis, subject to the investment guidelines and instructions given by them. In consideration of its services provided under the agreement, the CLIC and the Company agreed to pay AMC a monthly service fee.

The monthly service fee is calculated on a monthly basis, by multiplying the average of net asset value of the assets in each such category under management at the end of any given month and the end of the previous month by the applicable annual rate for that month set forth in the agreement. It was determined based on the analysis of the cost of providing the service, market practice and the size and composition of the asset pool to be managed.

If the average investment rate of return for the assets managed for a particular year exceeds the investment rate of return, as previously agreed, by at least ten basis points, AMC will be entitled to an annual performance bonus, the amount of which shall not exceed 50% of the annual service fees for that year. If the average investment rate of return is less than the investment rate of return as agreed by at least ten basis points, AMC will be required to rebate a portion of its fee, the amount of which shall not exceed 25% of the annual service fees for that year.

(iii)	The Company has entered into a property leasing agreement with CLIC on 30 September 2003, pursuant to which CLIC agreed to lease to the Company some of its owned and leased buildings. The annual rent payable by the Company to CLIC in relation to the CLIC owned properties is determined by reference to market rent or, the costs incurred by CLIC in holding and maintaining the properties, plus a margin of approximately 5%. The annual rent payable by the Company to CLIC in relation to the CLIC leased properties is determined by reference to the rent payable under the head lease plus the actual costs incurred by CLIC arising in connection with the subletting of the properties. The Company has directly paid the relevant rental expenses raised from CLIC leased properties to the third-party instead of the CLIC.

Commission File Number 001-31914

11 SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Amounts due from/to related parties other than state-controlled enterprises

The following table summarises the resulting balance due from and to related parties other than state-controlled enterprises. The balance is non-interest leasing, unsecured and has no fixed repayment terms.

	As at 30 June 2005	As at 31 December 2004
	RMB million	RMB million
Due from CLIC	749	1,387
Due to CLIC	—	(52)
Due to Beijing Zhongbaoxin Real Estate Development Co. Ltd.	(35)	(35)

(d)	Key management compensation

	For the six months ended 30 June
	2005	2004
	RMB million	RMB million
Salaries and other short-term employee benefits	3	3
Termination benefits	—	—
Post-employment benefits	—	—
Other long-term benefits	—	—
Share-based payments	—	—
	3	3

(e)	Transactions with state-controlled enterprises

Under HKAS 24, business transactions between state-controlled enterprises controlled by PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a stated-controlled enterprise. The Group’s key business and therefore the business transactions with other state-controlled enterprises are primarily related to insurance and investment activities. The related party transactions with other state-controlled enterprises were conducted in the ordinary course of business. Due to complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following shall capture the material related parties transactions.

As at 30 June 2005, more than 70% (2004: more than 50%) of bank deposits were with state-controlled banks; approximately 81% (2004: approximately 80%) of the issuers of corporate bonds and subordinated bonds/debts held by the Group were state-controlled enterprises. For the six months ended 30 June 2005, more than 75% (2004: more than 85%) of the group insurance business of the Group were with state-controlled enterprises; approximately 80% (2004: approximately 85%) of brokerage charges of RMB1,146 million (2004: RMB1,114 million) were paid to state-controlled banks and post offices; almost all of the reinsurance agreements of the Group are entered into with a state-controlled reinsurance company; more than 70% (2004: more than 50%) of bank deposit interest income were from state-controlled banks.

Commission File Number 001-31914

12 SHARE CAPITAL

	As at 30 June 2005		As at 31 December 2004
	No. of shares	RMB million	No. of shares	RMB million
Registered, issued and fully paid Ordinary shares of RMB1 each	26,764,705,000	26,765	26,764,705,000	26,765

13	CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 30 June 2005	As at 31 December 2004
	RMB million	RMB million
Pending lawsuits (a)	36	22

(a)	The Company has been named in some lawsuits arising in the ordinary course of business. Provision has been made for the probable losses to the Company on those claims when management can reasonably estimate the outcome of the lawsuits taking into account the legal advice. No provision has been made for above pending lawsuits when the outcome of the lawsuits cannot be reasonably estimated or management believes the probability of loss is remote.

(b)	Between 16 March 2004 and 14 May 2004, nine putative class action lawsuits were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. These lawsuits were brought on behalf of a class of purchasers of the publicly traded securities of the Company and allege that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder (“Exchange Act Claims”), and Sections 11 and 15 of the Securities Act of 1933 by, among other things, omitting to disclose in the prospectus filed in connection with the Company’s December 2003 initial public offering of its stock that the National Audit Office of China was conducting an audit of the predecessor of the Company’s parent, China Life Insurance Company Limited Securities Litigation, No. 04 CV 2112 (TPG), and that a consolidated amended complaint be filed. Plaintiffs filed a consolidated amended complaint on 19 January 2005, which names the Company, Wang Xianzhang, Miao Fuchun and Wu Yan as defendants, and asserts only Exchange Act Claims. On 21 March 2005, defendants jointly moved to dismiss the consolidated amended complaint. Following the defendants’ filling of their reply to plaintiffs’ opposition on 20 June 2005, that motion has been fully briefed and is currently pending before the Court. The likelihood of an unfavorable outcome is still uncertain. No provision has been made with respect to these lawsuits.

Commission File Number 001-31914

14 COMMITMENTS

(a)	Capital commitments

	As at 30 June 2005	As at 31 December 2004
	RMB million	RMB million
Contracted but not provided for	230	290

(b)	Operating lease commitments

The Group has commitments to make the following future minimum lease payments under non-cancelable operating leases:

	As at 30 June 2005	As at 31 December 2004
	RMB million	RMB million
Land and buildings
Not later than one year	276	338
Later than one year but not later than five years	270	4
Later than five years	39	—

The operating lease payments charged to the income statement for the six months ended 30 June 2005 was RMB200 million (2004: RMB190 million).

15 SUBSEQUENT EVENTS

On 21 July 2005, the PRC government announced that the PRC currency, RMB appreciated against several major currencies, including the United States Dollar and Hong Kong Dollar. The Group holds monetary assets denominated in foreign currencies, which will be revalued and the differences arising from the revaluation will be recorded as a component of the income statement for periods subsequent to the revaluation. There is no impact on the Group’s shareholders’ equity as at 30 June 2005. As at 30 June 2005, the Group’s monetary assets denominated in foreign currencies was approximately RMB26,300 million.

Commission File Number 001-31914

RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

The consolidated financial statements of the Group have been prepared in accordance with HKFRS, which differs in certain significant respects from US GAAP.

There are no material differences between HKFRS and US GAAP that had an effect on net profit for six months periods ended 30 June 2005 and 2004 and on shareholders’ equity as at 30 June 2005 and 31 December 2004.

PROPERTY, PLANT, AND EQUIPMENT

Certain property, plant and equipment on hand as at 1 January 2000 have been valued at fair values rather than at historical cost less depreciation, which is required by US GAAP. The Group has not been able to quantify the effect of the difference in accounting treatment because, prior to 1 January 1997, the predecessor company did not maintain sufficiently detailed historical cost records. The fair market values recorded in the opening balance of the Group at 1 January 2000 have been carried forward as the deemed cost.

Commission File Number 001-31914

DIRECTORS’ AND SUPERVISORS’ INTERESTS IN SHARES OF THE COMPANY

As at 30 June 2005, none of the Directors, Supervisors or Chief Executive had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong (the “SFO”)) which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors, Supervisors or Chief Executive were taken or deemed to have under such provisions of the SFO) or which were required to be recorded in the register of the Company pursuant to Section 352 of the SFO or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

SUBSTANTIAL SHAREHOLDERS OF THE COMPANY AND PERSONS WHO HAVE AN INTEREST OR SHORT POSITION DISCLOSEABLE UNDER DIVISIONS 2 AND 3 OF PART XV OF THE SFO

As at 30 June 2005, the following persons (other than the Directors, Supervisors and Chief Executive) had interests in the share capital of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of Substantial Shareholder	Capacity	Long Positions No. of Domestic Shares	Percentage of total number of Domestic Shares in issue
China Life Insurance (Group) Company	Beneficial owner	19,323,530,000	100%

Name of Substantial Shareholder	Capacity	Long Positions No. of H Shares	Percentage of total number of H Shares in issue
Lee Shau Kee (Note 1)	Founder of discretionary trusts & interest of controlled corporations	428,358,620	5.76%
Rimmer (Cayman) Limited (Note 1)	Trustee	428,358,620	5.76%
Riddick (Cayman) Limited (Note 1)	Trustee	428,358,620	5.76%
Hopkins (Cayman) Limited (Note 1)	Interest of controlled corporations	428,358,620	5.76%
Henderson Development Limited (Note 1)	Interest of controlled corporations	428,358,620	5.76%
Richbo Investment Limited (Note 1)	Beneficial owner	428,358,620	5.76%

Commission File Number 001-31914

Note 1: These references to 428,358,620 H Shares relate to the same block of shares in the Company.

These 428,358,620 H Shares are held by Richbo Investment Limited (“Richbo”), an indirect wholly-owned subsidiary of Henderson Development Limited (“HDL”). Hopkins (Cayman) Limited (“Hopkins”) as trustee of a unit trust (the “Unit Trust”) owns all the issued ordinary shares of HDL. Rimmer (Cayman) Limited (“Rimmer”) and Riddick (Cayman) Limited (“Riddick”), as trustee of respective discretionary trusts, hold units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick are owned by Mr. Lee Shau Kee. Accordingly, each of Mr. Lee Shau Kee, HDL, Hopkins, Rimmer, Riddick, and Richbo is taken to have an interest in these 428,358,620 H Shares under the SFO.

Save as disclosed above, the Directors are not aware of any other person (other than the Directors, Supervisors and Chief Executive) having any interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept pursuant to Section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SHARES

During the six months ended 30 June 2005, the Company had not purchased, sold or redeemed any of its shares.

CODE ON CORPORATE GOVERNANCE PRACTICES

Save as disclosed in the section “Management Discussion and Analysis” of this report, none of the Directors are aware of any information that would be sufficient to reasonably show that the Company was not in compliance with the code provisions of the Code set out in Appendix 14 of the Listing Rules at any time during the six months ended 30 June 2005.